EXHIBIT 12
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	3 Months
	Ended
(Dollars in millions)	March 31,			12 Months Ended December 31,
	2006	2005	2004	2003	2002	2001
EARNINGS
Income (loss) before income taxes and cumulative effect of accounting change	$151	$489	$323	$(690)	$(19)	$(339)

Add:
Amortization of previously capitalized interest	3	11	11	11	10	10
Minority interest in net income of consolidated subsidiaries with fixed charges	11	90	63	36	57	28
Proportionate share of fixed charges of investees accounted for by the equity method	—	—	—	7	5	4
Proportionate share of net loss of investees accounted for by the equity method	—	—	1	21	17	43

Total additions	14	101	75	75	89	85

Deduct:
Capitalized interest	1	7	7	8	7	2
Minority interest in net loss of consolidated Subsidiaries	1	3	6	15	5	15
Undistributed proportionate share of net income of investees accounted for by the equity method	—	4	6	4	2	—

Total deductions	2	14	19	27	14	17

TOTAL EARNINGS	$163	$576	$379	$(642)	$56	$(271)

FIXED CHARGES
Interest expense	$103	$411	$369	$296	$243	$298
Capitalized interest	1	7	7	8	7	2
Amortization of debt discount, premium or expense	5	27	61	44	9	6
Interest portion of rental expense (1)	25	101	91	89	76	74
Proportionate share of fixed charges of investees accounted for by the equity method	—	—	—	7	5	4

TOTAL FIXED CHARGES	$134	$546	$528	$444	$340	$384

TOTAL EARNINGS BEFORE FIXED CHARGES	$297	$1,122	$907	$(198)	$396	$113

RATIO OF EARNINGS TO FIXED CHARGES	2.22	2.05	1.72	*	1.16	**

*	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $642 million.

**	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $271 million.

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.